U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Warburg, Pincus Ventures, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

466 Lexington Avenue
--------------------------------------------------------------------------------
                                    (Street)

New York                           New York            10017
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Coventry Health Care, Inc. (CVH)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

June 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [X]  Other (specify below)

                         Trustee
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [ ]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01         06/11/02       J(2)            2,021,995   D      N/A      17,182,382     D(1)
per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01         06/11/02       J                   1,463   (3)    N/A           1,463     D
per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01         06/11/02       J                   2,866   (3)    N/A           7,866     D
per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01         06/11/02       J                     910   (3)    N/A             910     D
per share
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01         06/11/02       J                   1,394   (3)    N/A           1,394     D
per share
====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB-control number.

                                                                                                                              (Over)
                                                                                                                    SEC 1474 (02-02)
                                                               Page 1

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Explanation of Responses:
(1) Please see Continuation Sheet.
(2) Please see Continuation Sheet.
(3) Please see Continuation Sheet.
**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB-control number.

WARBURG, PINCUS VENTURES, L.P.
By: Warburg, Pincus & Co., General Partner

By: /s/ Scott Arenare                          July 9, 2002
    ------------------------------             -----------------------
    **Signature of Reporting Person            Date                                                                 SEC 1474 (02-02)
    Scott Arenare, Partner


                                                               Page 2



Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York  10017
Coventry Health Care, Inc. (CVH)
June 2002

                               Continuation Sheet

                                     Form 4

                  Statement of Changes in Beneficial Ownership


Explanation of Responses:

(1) The stockholders are Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), and Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, and certain affiliated funds (collectively, "Equity Partners"). Equity Partners owns 10,000,000 shares of Common Stock and Ventures owns 7,182,382 shares of Common Stock. Pursuant to a Voting Trust Agreement, dated April 15, 1997 (the "Ventures Voting Trust"), among Patrick T. Hackett, Joel Ackerman and Jonathan S. Leff, as Trustees (collectively, the "Trustees") and Ventures, Ventures vested the power to vote all of the shares of Common Stock owned by it irrevocably in the Ventures Voting Trust until April 17, 2007; provided, however, that Ventures may terminate the Ventures Voting Trust upon written notice to the Trustees if Ventures is deemed to own beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) less than ten percent (10%) of the then outstanding shares of Common Stock. Pursuant to a Voting Trust Agreement, dated July 1, 2000 (the "Equity Partners Voting Trust" and, together with the Ventures Voting Trust the "Voting Trusts"), among the Trustees and Equity Partners, Equity Partners vested the power to vote all of the shares of Common Stock owned by it irrevocably in the Equity Partners Voting Trust until July 1, 2010; provided, however, that Equity Partners may terminate the Equity Partners Voting Trust upon written notice to the Trustees if Equity Partners is deemed to own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) less than ten percent (10%) of the then outstanding shares of Common Stock. By reason of the provisions of Rule 16a-1 of the Exchange Act, the Voting Trusts and the Trustees may be deemed to be the beneficial owners of the Common Stock held by Ventures and Equity Partners, although the Voting Trusts and each of the Trustees disclaim beneficial ownership of such Common Stock.

          The sole general partner of Ventures and Equity Partners is Warburg, Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WPLLC"), manages Equity Partners and Ventures. Lionel I. Pincus is the managing partner of WP and the managing member of WPLLC and may be deemed to control both WP and WPLLC. The members of WPLLC are substantially the same as the partners of WP. By reason of the provisions of Rule 16a-1 of the Exchange Act, WP and WPLLC may be deemed to be the beneficial owners of the Common Stock held by Equity Partners and Ventures, although both WP and WPLLC disclaim beneficial ownership of the Common Stock except to the extent of any indirect pecuniary interest therein.

Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York  10017
Coventry Health Care, Inc. (CVH)
June 2002


          Mr. Ackerman and Mr. Moorhead, directors of Coventry Health Care, Inc., are general partners of WP and members of WPLLC. As such, each of Mr. Ackerman and Mr. Moorhead may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the shares beneficially owned by Equity Partners, Ventures, WPLLC, WP and the Voting Trusts. Each of Mr. Ackerman and Mr. Moorhead disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein. In addition, Mr. Hackett, Mr. Ackerman and Mr. Leff are each Trustees under the Voting Trusts. As such, Mr. Hackett, Mr. Ackerman and Mr. Leff each may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the shares beneficially owned by Equity Partners, Ventures, WPLLC, WP and the Voting Trusts. Mr. Hackett, Mr. Ackerman and Mr. Leff each disclaim beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.

(2) On June 11, 2002, Ventures distributed an aggregate of 2,021,995 shares of Common Stock to its partners.

(3) As a result of the June 11, 2002 distribution, Messrs. Ackerman, Hackett, Leff and Moorhead received 1,463; 2,866; 910 and 1,394 shares of Common Stock, respectively. Mr. Hackett individually and directly owns an additional 5,000 shares of Common Stock, acquired before such distribution.

Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York  10017
Coventry Health Care, Inc. (CVH)
June 2002


1.    Name:     Joel Ackerman (Director and Trustee)
      Address:  466 Lexington Avenue
                New York, New York  10017

2.    Name:     Patrick T. Hackett (Trustee)
      Address:  466 Lexington Avenue
                New York, New York  10017

3.    Name:     Jonathan S. Leff (Trustee)
      Address:  466 Lexington Avenue
                New York, New York  10017

4.    Name:     Rodman W. Moorhead, III (Director)
      Address:  466 Lexington Avenue
                New York, New York  10017

5.    Name:     Warburg, Pincus & Co. (General Partner)
      Address:  466 Lexington Avenue
                New York, New York  10017

6.    Name:     Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC)
                (Manager of WPV)
      Address:  466 Lexington Avenue
                New York, New York  10017

7.    Name:     Warburg, Pincus Equity Partners, L.P.
      Address:  466 Lexington Avenue
                New York, New York  10017


Designated Filer: Warburg, Pincus Ventures, L.P.
Issuer & Ticker Symbol: Coventry Health Care, Inc. (CVH)
Period Covered By Form: June 2002

Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York  10017
Coventry Health Care, Inc. (CVH)
June 2002


                    WARBURG, PINCUS & CO.

                    By: /s/ Scott Arenare                      July 9, 2002
                        ------------------------------------   ---------------
                    Scott Arenare                              Date
                    Partner


                    WARBURG PINCUS LLC

                    By: /s/ Scott Arenare                      July 9, 2002
                        ------------------------------------   ---------------
                    Scott Arenare                              Date
                    Member


                    WARBURG, PINCUS EQUITY PARTNERS,
                    L.P.

                    By: Warburg, Pincus & Co., General Partner

                    By: /s/ Scott Arenare                      July 9, 2002
                        ------------------------------------   ---------------
                    Scott Arenare                              Date
                    Partner


                    Director and Trustee

                    /s/ Joel Ackerman                          July 9, 2002
                    -----------------------------------------  ---------------
                    Joel Ackerman                              Date

                    Trustee

                    /s/ Patrick T. Hackett                     July 9, 2002
                    -----------------------------------------  ---------------
                    Patrick T. Hackett                         Date


                    Trustee

                    /s/ Jonathan S. Leff                       July 9, 2002
                    -----------------------------------------  ---------------
                    Jonathan S. Leff                           Date


                    Director

                    /s/ Rodman W. Moorhead, III                July 9, 2002
                    -----------------------------------------  ---------------
                    Rodman W. Moorhead, III                    Date